Conference Call
Results of 2nd Quarter of 2005

August 3, 2005

Itaú

Banco Itaú Holding Financeira S.A.

Highlights

1.	Results:
•	2nd Q/05: Net Income of R$ 1,333 million with an increase of 16.8% q-o-q; ROE annualized of 40.5%;
•	1st Sem/05: Net Income of R$ 2,475 million with an increase of 35.6% compared with 1st Sem/04; ROE annualized of 35.6%;

2.	Growth of Credit Portfolio of 2.9% in the quarter and 10.1% in the semester:
•	Personal Credit:	Quarter:	9.6%;	Semester 33.9%
•	Vehicles:	Quarter:	12.8%;	Semester 32.4%

3.	Additional Provisions:
•	Maintenance of Exceeding Provision for Loan Losses of R$ 1,150 million;
•	Maintenance of Additional Provision for Securities Portfolio of R$ 400 million;

4.	Delinquency: Nonperforming Loans Ratio in 3.0%;

5.	Solvency Ratio:
•	Maintenance of the high ratio of 18.3%, even after buyback of preferred shares PN totaling R$ 559 million on the quarter.

Highlights

R$ Million (Except where indicated)

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Net Income	1,333	1,141	192	2,475	1,825	650
Consolidated Net Income per share	11.86	10.04	1.82	22.00	16.13	5.88
Stockholder's Equity	15,027	14,629	398	15,027	12,787	2,239
ROE Annualized (%)	40.5%	35.1%	5.4%	35.6%	30.6%	5.1%

Market Capitalization	49,355	51,838	(2,483)	49,355	30,485	18,870
Solvency Ratio (%)	18.3%	18.3%	0.0%	18.3%	19.5%	-1.2%
Efficiency Ratio (%)	50.8%	49.8%	1.0%	50.3%	56.5%	-6.1%
NPL (%)	3.0%	2.9%	0.1%	3.0%	3.5%	-0.5%

Itaú Holding

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Managerial Financial Margin	3,305	2,986	318	6,291	4,870	1,420
• Banking Operations	2,991	2,605	386	5,597	4,138	1,459
• Treasury	147	235	(88)	381	472	(91)
• Management of Foreign Exchange Risk from Investments Abroad – net of tax effects	166	146	20	312	260	52
Result from Loan Losses	(491)	(594)	103	(1,085)	(405)	(680)
Service Fees	1,852	1,794	58	3,646	2,858	789
Non-Interest Expenses	(2,573)	(2,371)	(203)	(4,944)	(4,359)	(585)
Net Income	1,333	1,141	192	2,475	1,825	650
Stockholder's Equity	15,027	14,629	398	15,027	12,787	2,239
ROE Annualized (%)	40.5%	35.1%		35.6%	30.6%

Funds Intended for the Economic Agents

R$ Million

	Jun 30, 05	Mar 31, 05	Dec 31, 04	Var Jun05 -Mar05	Var Jun05 -Dec04
Individuals	22,836	20,770	18,271	9.9%	25.0%
• Vehicles	8,200	7,270	6,196	12.8%	32.4%
• Credit Card	5,359	5,033	5,150	6.5%	4.1%
• Personal Loans	9,276	8,467	6,926	9.6%	33.9%
Business	31,561	31,891	30,467	-1.0%	3.6%
• Small businesses and middle market	9,616	9,037	8,571	6.4%	12.2%
• Corporate	21,944	22,854	21,896	-4.0%	0.2%
Restricted Loans (*)	4,251	4,351	4,536	-2.3%	-6.3%
Total - Loan Portfolio	58,647	57,012	53,275	2.9%	10.1%
Public Securities - Domestic	7,321	7,218	7,486	1.4%	-2.2%
Private Securities	10,668	11,660	12,145	-8.5%	-12.2%
Total-Securities	17,989	18,878	19,631	-4.7%	-8.4%
Total	76,636	75,890	72,906	1.0%	5.1%

(*) Rural and Mortgage Loans – Loans linked to the availability of Demand deposits and Savings deposits.

Credit Portfolio

R$ Million

70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
CAGR: 22.0%
CAGR: 22.4%
16,077
19,596
27,253
34,282
45,414
44,581
53,275
58,647
14,058
16,890
23,674
29,615
38,419
38,659
47,407
52,348
1998
1999
2000
2001
2002
2003
2004
2005
Credit Operations
Credit Operations including Endorsements and Sureties

Nonperforming Loans Ratio and Coverage Ratio

Service Fees

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Resources Management (1)	415	398	17	813	678	135
Current Account Services	355	349	6	703	601	102
Credit Cards	459	437	22	895	509	386
Credit Operations and Guarantees Provided	297	271	26	568	415	153
Collection Services	193	209	(16)	402	385	17
Other	134	131	2	265	270	(5)
Total	1,852	1,794	58	3,646	2,858	788

(1)  Mutual Funds and Consortium.

Non-Interest Expenses

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Personnel Expenses	972	955	17	1,927	1,565	363
Other Administrative Expenses	1,179	1,101	78	2,280	2,022	258
Other Operating Expenses	305	239	66	544	661	(117)
Tax Expenses (*)	117	76	41	192	112	81
Total	2,573	2,371	202	4,944	4,360	584
(-) Itaucred	(356)	(296)	(60)	(651)	(381)	(270)
(-) Orbitall	(159)	(146)	(13)	(305)	(115)	(190)
Total Adjusted	2,058	1,929	129	3,988	3,864	124

(*)  Tax Expenses does not include PIS / COFINS and ISS

Efficiency Ratio

58.0%
58.9%
55.8%
54.3%
52.5%
56.8%
45.9%
48.0%
49.4%
49.8%
46.5%
50.8%
1stQ/04
2ndQ/04
3rdQ/04
4thQ/04
1stQ/05
2ndQ/05
Efficiency Ratio – As previously disclosed
Efficiency Ratio – After Adjustments in the Margin

$$\text{Efficiency Ratio} = \frac{\text{(Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses except PIS/COFINS/ISS)}}{\text{(Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Tax Expenses of PIS/COFINS/ISS)}}$$

Financial Instruments – Market Value

R$ Million

Unrealized Income/(Loss)(1)(2)	06/30/05 Stockholder's Equity	03/31/05 Stockholder's Equity	06/30/04 Stockholder's Equity
Interbank Deposits	11	4	3
Securities and Derivatives	575	555	663
Credit Operations	195	216	276
Investment on BPI	649	765	672
Time and Interbank Deposits and Funds from acceptance and issuance of securities abroad	8	9	80
Securization of Payment Orders Abroad	129	91	129
Subordinated Debt and Treasury Shares	425	506	441
Total Unrealized	1,991	2,147	2,265

(1)  Tax effects not considered.
(2)  Includes unrealized minority interest gains in Equity of R$ 336 millions in March/05.

Segmentation (Pro forma)

Itaú
Itaubanco
Itaú BBA
Itaucred
Corporation
Banking
Credit Cards (Checking Account Customers)
Insurance, Pension Plans and Capitalization
Mutual Funds and Managed Portfolio
Corporate Operations
Vehicles
Credit Cards (Non Account Customers)
Taií, FIC (CBD) and FAI (LASA)

Note: The structure of the segment Itaucred reflects fundamentally the operations performed through channels aimed at non-account customers.

Highlights of Pro Forma Segments

R$ Million

Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

2nd Quarter/05 and Jun/05
Net Income	695	323	230	85	1,333
Tier I Allocated Capital	7,422	3,554	1,309	2,741	15,027
ROE Annualized (%)	43.1%	41.6%	90.9%	13.0%	40.5%
Loan Portfolio (*)	25,351	21,306	11,990	-	58,647
Total Assets	117,397	38,677	11,713	5,781	144,545
1st Quarter/05 and Mar/05
Net Income	766	255	123	0	1,141
Tier I Allocated Capital	7,588	3,235	1,106	2,699	14,629
ROE Annualized (%)	46.9%	35.4%	51.4%	0.0%	35.1%
Loan Portfolio (*)	23,922	22,478	10,612	-	57,012
Total Assets	119,595	40,919	10,275	5,358	146,403

(*) Including Endorsements and Sureties.

Note:	The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Itaubanco Pro Forma

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Managerial Financial Margin	2,078	1,999	79	4,077	3,565	512
• Banking Operations	2,010	1,765	245	3,775	2,942	832
• Treasury	(49)	131	(180)	83	432	(350)
• Management of Foreign Exchange Risk from Investment Abroad - net of tax effects	117	103	14	220	190	29
Result from Loan Losses	(518)	(481)	(36)	(999)	(480)	(519)
Service Fees	1,562	1,544	18	3,106	2,516	590
Non-Interest Expenses	(2,033)	(1,936)	(97)	(3,969)	(3,690)	(279)
Net Income	695	766	(70)	1,461	1,114	347
Tier I Allocated Capital	7,422	7,588	(167)	7,422	6,510	912
ROE Annualized (%)	43.1%	46.9%		43.2%	37.2%

Net Income

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05
Itaubanco - Banking	399	465	(66)
• Banking Operations	314	276	39
• Treasury	(32)	87	(119)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	117	103	14
Credit Cards - Accounting Holders	113	110	3
Insurance, Pension and Capitalization	141	132	9
Portfolio under management and Mutual Funds	43	59	(16)
Total	695	766	(70)

	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Itaubanco - Banking	864	730	134
• Banking Operations	590	254	336
• Treasury	54	285	(231)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	220	190	29
Credit Cards - Accounting Holders	223	98	125
Insurance, Pension and Capitalization	272	230	42
Portfolio under management and Mutual Funds	101	57	45
Total	1,461	1,114	347

Diversification of Income sources Not dependent only on interest rates

Credit Cards – Checking Account Customers

R$ Million (Except where indicated)

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Managerial Financial Margin	234	209	26	443	322	121
Result from Loan Losses	(50)	(38)	(12)	(88)	(21)	(67)
Service Fees	360	339	21	698	326	373
Non-Interest Expenses	(336)	(318)	(19)	(654)	(421)	(233)
Net Income	113	110	3	223	98	125
Tier I Allocated Capital	505	457	48	505	403	102
ROE Annualized (%)	124.5%	137.1%		107.9%	54.4%

Quantity of Credit Cards (thousands)	7,970	7,518	452	7,970	6,261	1,709
Revenues	3,986	3,636	350	3,986	2,996	990

Insurance, Pension Plans and Capitalization

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Earned Premiums	535	529	6	1,064	943	121
Results of Pension Plans and Capitalization	59	55	3	114	119	(5)
Retained Claims	(314)	(295)	(19)	(609)	(538)	(71)
Selling Expenses	(108)	(108)	0	(216)	(192)	(24)
Financial Result	135	123	12	258	235	23
Non-Interest Expenses	(143)	(145)	2	(288)	(316)	28
Net Income	141	132	9	272	230	42

Combined Ratio (%)	94.6%	90.9%	1.6%	94.6%	94.2%	0.4%
Claim Ratio (%)	54.4%	51.2%	3.2%	54.4%	51.0%	3.4%
Tier I Allocated Capital	1,431	1,291	140	1,431	1,251	180
ROE Annualized (%)	45.5%	47.5%		41.7%	40.2%

Assets under Management and Technical Provisions

R$ Billion

89.6
9.3
105.2
11.6
105.8
12.5
Jun-04
Mar-05
Jun-05
Volume of Mutual Funds and Portfolios under Management
Technical Provisions of Insurance, Pension Plans and Capitalization

Growth of 18.1% in the volume of Funds and Portfolios under Management and 34.4% in the volume of Technical Provisions in relation to Jun/2004

Itaú BBA Pro Forma

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Managerial Financial Margin	503	345	158	848	566	281
• Banking Operations	255	193	61	448	448	(0)
• Treasury	199	108	91	307	48	259
• Management of Foreign Exchange Risk from Investment Abroad - net of tax	49	43	6	93	70	23
Result from Loan Losses	28	67	(39)	96	163	(67)
Service Fees	96	79	17	175	139	36
Non-Interest Expenses	(176)	(130)	(46)	(306)	(295)	(11)
Net Income	323	255	69	578	391	187
Tier I Allocated Capital	3,554	3,235	319	3,554	2,969	586
ROE Annualized (%)	41.6%	35.4%		35.2%	28.1%

Itaucred Pro Forma

•	Operations performed through channels aimed at Non-Account Customers.

R$ Million

	2nd Q/05	1st Q/05	Var 2ndQ/05 -1stQ/05	1st Sem/05	1st Sem/04	Var 1stS/05 -1stS/04
Managerial Financial Margin	521	440	81	961	469	492
Result from Loan Losses	(2)	(120)	118	(121)	(88)	(33)
Service Fees	194	172	22	366	204	163
Non-Interest Expenses	(356)	(297)	(59)	(653)	(366)	(287)
Net Income	230	121	109	351	114	237
• Vehicles	180	73	107	253	75	179
• Credit Cards - Non-Account Holders	52	52	0	104	47	57
• Taií	(3)	(4)	1	(7)	(8)	2
Tier I Allocated Capital	1,309	1,106	203	1,309	723	586
ROE Annualized (%)	90.9%	51.4%		60.7%	33.9%

Payment / Provisioning of Interest on Own Capital

Increase in Interest on Own Capital:

a.	Monthly JCP : from R$ 0.17 to R$ 0.21 per shares (gross of taxes);

b.	Provisioned complementary JCP from R$ 2.76 (equivalent to 13 monthly JCP) per shares (gross of taxes) to be paid up to 08/22/05 with an increase of 35.3% in relation to 06/30/04.

R$ Million

Proposal of Stock Split

In order to increase the liquidity of the shares, and consequently adjust the quotes in the stock markets to more attractive values, the Board of Directors has proposed to the appreciation of the General Extraordinary Meeting to be held on August 22, 2005 the following stock split:

•	900% for Preferred (PN) and Common Shares (ON);

•	400% for ADRs, in order to set the ratio to 1 ADR = 1 PN;

•	900% for CEDEARs.

Simulation	Current Situation	Situation After Split
Quantity of Shares	112,453,319	1,124,533,190
Unitary quote of Bovespa (*)	R$ 451.00	R$ 45.10
Standard trading lot - Bovespa (*)	R$ 45,100.00	R$ 4,510.00
ADRs quote (*)	US$ 93.13	US$ 18.63
Book Value	R$ 113.63	R$ 11.36

(*)  Considering closing prices as of July 29, 2005.

The Board also proposed to cancel 2,202,408 shares held as treasury stock, 2,408 of which are common and 2,200,000 preferred shares, with no reduction in the capital stock.

Perspectives for 2005

•	Expansion of points of sale in 694 new units, being 116 Itaú branches, 12 Personnalité branches, 121 Taií, 265 FIC (CBD) and 180 FAI (LASA);

•	Continuity of growth in credit portfolio of 20-25%;

•	Focus in consumer credit (Taií, FIC CBD, FAI LASA, Vehicles);

•	Credit Cards: Credicard operations;

•	Client retention;

•	Focus on the efficiency ratio (50%).